599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

March 22, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Pharmasset, Inc.

Registration Statement on Form S-1/A

Filed March 2, 2007 (File No. 333-133907)

Responses to SEC Comment Letter dated March 14, 2007

Dear Ms. Brandon:

On behalf of Pharmasset, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 14, 2007 relating to Amendment No. 2 to the Company’s registration statement on Form S-1 (File No. 333-133907) filed with the Commission on March 2, 2007 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 3. To assist the Staff in reviewing Amendment No. 3, we are delivering, by hand delivery, a copy of this letter and eight bound copies of Amendment No. 3. Four of the copies of Amendment No. 3 have been marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Commission on March 2, 2007.

ABU DHABI     I    BEIJING    I    BRUSSELS    I    DÜSSELDORF    I    FRANKFURT    I     HONG KONG    I    LONDON    I    MANNHEIM    I    MENLO PARK

MUNICH  I  NEW YORK  I  PARIS  I  ROME  I  SAN FRANCISCO  I  SÄO PAULO  I  SINGAPORE   I  TOKYO  I  TORONTO  I  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS

OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Management’s Discussion and Analysis of Financial Condition, page 41

Critical Accounting Policies and Estimates, page 50

Stock-Based Compensation, page 51

1.	It appears you have relied on the valuation and methodology of American Appraisal as well as the judgment and advice of investment bankers in determining the value of your stock. Please name the investment bankers. Also provide the written consent of and reference in your “Experts” section of the document the independent valuation specialist and those investment bankers. Refer to Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.

As stated in the Registration Statement on page 51, the Company had a retrospective analysis of the fair value of the common stock performed using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA). Footnote 60 of the AICPA Practice Aid titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” states “Disclosure in a registration statement or prospectus filed with the SEC that a valuation was performed by a third party would result in a requirement to provide the written consent of the third party under Securities Act Rule 436 (17 CFR 230.436). However, this Practice Aid recommends disclosure only if the valuation specialist was a related party with respect to the issuer. Silence regarding whether the valuation specialist was a related party implies that the valuation specialist was not a related party.” American Appraisal is not a related party with respect to Pharmasset. Furthermore, the last date for which they performed a valuation for the Company was August 10, 2005. All the valuations discussed in detail in the Registration Statement were performed by the Company’s management after such date. Therefore, the Company does not believe it would be appropriate to name American Appraisal as an expert that it relied on during the periods relevant to the Registration Statement. Accordingly, the Company has revised the disclosure on page 52 to remove references to American Appraisal.

With regard to the role of investment bankers in the valuation process of our common stock for the purposes of option grants, the Company did not engage an investment bank for that purpose. The investment banks named on the cover of the Prospectus were engaged for the purpose of underwriting the Company’s public offering. In the context of the retrospective valuation of the Company’s common stock, information that they provided to the Company about the status of the IPO market for biotechnology companies was only one of multiple sources of information that the Company considered in its assessment of the probability of succeeding with an IPO for purposes of management’s determination of the fair value of the common stock at the time of option grants. Management also considered various other sources of information in order to form its judgment, including information in the financial press such as The Wall Street Journal and various industry-specific publications. The Company’s investment banks did not perform a valuation of the Company’s common stock during this period, and the Company did not rely on them as valuation experts during the process of establishing the exercise price of the Company’s options. Their role in valuing the Company’s common stock has been limited to establishing the price range of the Company’s IPO offering price included in Amendment No. 3. Therefore the Company does not believe that is necessary to name the investment banks in this context.

The Company would also like to advise the Staff that although the low end of the IPO price range, after giving effect to a 1.5-for-1 reverse stock split, is $12.00 per share, it has not revised its stock-based employee compensation expense. The last employee option grant that impacted the financial statements in the Company’s Registration Statement, was made on November 7, 2006 and assumed an IPO price of $8.75 per share. The IPO price at that time was based on the technology value of clevudine alone, due to the early stage of development of R7128 and Racivir. Since then, our technology value has changed, because in February 2007, we began Part 2 of an ongoing clinical trial involving treating HCV infected patients with multiple ascending doses of R7128, and 14-day data from that trial is expected in only approximately four months. Achillion, a biotechnology company considered to be in the Company’s peer group, had an HCV program at the time of their IPO which was at a similar stage of development as R1728 is now. The Company believes that the market value of Achillion, at and after their IPO, provides support for ascribing additional value to R7128. This accounts for the difference between the Company’s proposed IPO range and the prior price per share.

Financial Statements

9. Stock Compensation, page F-30

2.	Please revise your disclosure to include all of the required disclosures related to your adoption of SFAS 123(R). Specifically we were unable to locate some of the disclosures required about the intrinsic values related to these options or the total fair value of shares vested. Refer to paragraphs A240(c)(2) and A240(d) of SFAS 123(R).

The Company has revised the disclosure on page F-31 in response to this comment.

Additionally, with reference to comment number 6 in the Staff’s first comment letter, the Company is furnishing supplementally to the Staff, as Annex 1 hereto, marked copies of the sources from which the Company obtained certain statistical information that the Company has included in Amendment No. 3.

*        *        *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 3 to the Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-8244, or my associate Rebecca Hoskins at (212) 848-4834.

Very truly yours,

/s/ Danielle Carbone

Danielle Carbone

Encl.

cc:	Suzanne Hayes, Securities and Exchange Commission

Song Brandon, Securities and Exchange Commission

Tabatha Akins, Securities and Exchange Commission

P. Schafer Price, Pharmasset, Inc.

Kurt Leutzinger, Pharmasset, Inc.

Bryce Roberts, Pharmasset, Inc.

Annex 1

P. 2

“. . . sales of HCV drugs increased significantly from approximately $400 million in 1996 to approximately $600 million in 1998.”

P. 2

“. . . sales of HCV drugs again increased significantly from more than $1.3 billion in 2000 to more than $2.0 billion in 2002.”

P. 58

“. . . approximately 5,000 people in the United States die each year from chronic liver disease related to HBV infection.”

P. 58

“In addition, the Hepatitis B Foundation reports that 100,000 people will become infected with HBV this year.”

P. 65

“The CDC have reported that 4.1 million people in the United States have been infected with HCV, of whom 3.2 million were chronically infected.”

P. 65

“. . .and there are an estimated 400,000 treatment-experienced patients.”

P. 91

Chart - “FDA-Approved HCV Therapeutics or HCV Therapeutics in Development”